UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

                       For the Period Ended March 31, 2006

                        Commission file number: 000-50218

                               Bekem Metals, Inc.
                             ----------------------
                            Full Name of Registrant

                        170 Tchaikovsky Street, 4th Floor
           ----------------------------------------------------------
           Address of Principle Executive Offices (street and number)

                           Almaty, Kazakhstan, 050000
                           --------------------------
                            City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

         If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

   [X]   (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

   [X]   (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statements or other exhibit required by Rule 12b-25 (c) has been attached, if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The quarterly report of the registrant on Form 10-QSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

         Marat Cherdabayev                   (801)              582-1881
         -----------------------------------------------------------------------
             Name                           Area Code        Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

                       [X] Yes                            [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                       [X] Yes                            [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         In October 2005, we acquired Kazakh Metals, Inc., and its wholly owned operating subsidiary Kyzyl Kain Mamyt, LLP. Accordingly, the results of operations of Kazakh Metals, Inc., and its wholly owned and operating subsidiary Kyzyl Kain Mamyt, LLP., are included in our consolidated results of operations for the quarter ended March 31, 2006. We anticipate the consolidated results of operations for the three months ended March 31, 2006 will include approximately $64,692 in revenue, $362,203 in general and administrative expense, $925,561 in total expense and a net loss of approximately $601,438. By comparison, during the three months ended March 31, 2005, the Company generated no revenue, incurred general and administrative expenses of $93,005, total expenses of $198,812, and a net loss of $198,244.

                               Bekem Metals, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: May 15, 2006                               By: /s/ Marat Cherdabayev
                                                    ----------------------------
                                                    Marat Cherdabayev, President